Exhibit No. 99.1

MINUTES OF GENERAL MEETING OF THE BOARD OF DIRECTORS OF COMPANHIA SIDERÚRGICA NACIONAL, HELD ON DECEMBER 19, 2006, DRAWN UP IN SUMMARIZED FORM.

NIRE: 33300011595
CNPJ: 33.042.730/0001-04

1.	Date:	December 19, 2006.

2.	Time:	2:00 p.m.

3.	Place:	Av. Brigadeiro Faria Lima, nº 3400 - 20th floor, São Paulo - SP.

4.     Attendees:  Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Mauro Molchansky, Fernando Perrone, Dionísio Dias Carneiro Netto, Darc Antonio da Luz Costa, Yoshiaki Nakano and Claudia Maria Sarti (Secretary of the Meeting).

6.     Agenda: 6.4.1 - Assets Revaluation - “Central Termelétrica II” –The Board of Directors approved, by unanimous vote, and  in accordance with item 15, “b”, of Ruling No. 183 issued by the Securities Commission—CVM on June 19, 1995, the following: (i) the decision of the Executive Officers to appoint CP Consult Soluções Integradas Ltda., to revaluate the assets of Central Termelétrica II, a thermoelectric power plant with 238 MW capacity, located in Volta Redonda–, RJ (“CTE”-II”); and (ii) the appraisal report prepared by CP Consult Soluções Integradas Ltda., according to which plots of land, building, improvements, machinery, equipment, and facilities of CTE-II were valued at R$ 786,277,532.00 (seven hundred eighty-six million two hundred seventy-seven thousand five hundred thirty-two Reais), representing a reduction in value of R$ 43,933,648.00 (forty-three million nine hundred thirty-three thousand six hundred forty-eight Reais). The effect of such revaluation shall be reflected in the Company’s financial statement of 12/31/2006, ad referendum of the Shareholders’ General Meeting that will review accounts for the 2006 fiscal year, so that the total value of the above mentioned assets is modified from R$ 830,211,180.00 (eight hundred thirty million two hundred eleven thousand one hundred and eighty Reais) to R$ 786,277,532.00 (seven hundred eighty-six million two hundred seventy-seven thousand and five hundred thirty-two Reais).

I certify that the decisions herein transcribed accurately reflect the original minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

_________________________________________
Claudia Maria Sarti
Secretary of the Board of Directors’ Meeting